FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from March 1, 2020 to March 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 9, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from March 1, 2020 to March 31, 2020 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on April 9, 2020]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of March 31, 2020

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (June 18, 2019) (Period of repurchase: from June 19, 2019 to March 31, 2020 (excluding the ten business days following the announcement of each quarterly financial results))		300,000,000	150,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	—	—

Aggregate shares repurchased as of the end of this reporting month		299,362,300	149,999,997,420

Progress of share repurchase (%)	99.8		100.0

2.	Status of disposition

as of March 31, 2020

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) March 12 March 23	82 14	39,811 5,432

Subtotal	—	96	45,243

Other (exercise of stock acquisition rights)	(Date) March 2 March 3 March 4 March 5 March 6 March 9 March 10 March 11 March 12 March 13 March 16 March 17 March 18 March 19 March 23 March 24 March 25 March 26	35,500 196,000 28,700 242,300 181,100 3,500 62,900 231,900 103,400 20,700 56,600 33,100 116,500 65,300 30,800 156,300 100,900 32,700	35,500 196,000 28,700 242,300 181,100 3,500 62,900 231,900 103,400 20,700 56,600 33,100 116,500 65,300 30,800 156,300 100,900 32,700

Subtotal	—	1,698,200	1,698,200

Total	—	1,698,296	1,743,443

3.	Status of shares held in treasury

as of March 31, 2020

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,493,562,601
Number of shares held in treasury	454,625,108

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on May 7, 2019.